FORM 6K

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INC.  (File # 0-08797)

(Translation of the Registrant's Name into English )

#309-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N6

(Address of principal Executive offices)

Attachments:

1.

News Release dated June 24, 2008

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F      X             FORM 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES                                                                NO    X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: June 24, 2008

BY:

Chris Robbins

It’s       Vice President

(Title)

Anglo Swiss Resources Announces Results of Annual and Special General Meeting

VANCOUVER, BRITISH COLUMBIA, June 24, 2008, 2:00 PST -- Anglo Swiss Resources Inc. (TSX VENTURE: ASW) (OTCBB: ASWRF) (BERLIN: AMO) is pleased to announce the results and update on the Annual and Special General Meeting held on June 18, 2008, in Vancouver, B.C.

All directors proposed were elected to the board, and the board would like to thank the Anglo Swiss shareholders for such a strong level of support. The board of directors for the ensuing year will consist of Len Danard, President & CEO, Chris Robbins, Vice President, Leroy Wolbaum, Edward J Nunn. PEng. and Greg Pendura,. Brian Canfield is appointed as the Corporate Secretary to the Company.

Anglo Swiss is also advising on the successful approval of all items at the Annual General and Special Meeting of the shareholders. The board of directors has agreed to work toward maximizing shareholder value for Anglo Swiss Resources shareholders and to consider all options to achieve this goal.

The Company has granted 5,000,000 options to its directors, officers and employees at 0.25 for a period of five years. The options will vest according to the 2008 Stock Option Plan and are subject to trading restrictions as per regulatory rules and policies.

For further information, investors are asked to visit the Anglo Swiss Resources Investor Relations Hub at www.agoracom.com/IR/AngloSwiss or email to ASW@agoracom.com.

About Anglo Swiss

Anglo Swiss is a mineral exploration company focused on creating shareholder value through the acquisition and development of quality precious/base metal and gemstone properties that have undiscovered resource potential. The company is actively exploring and drilling its 100% owned, advanced staged Kenville Gold Property located in southeastern British Columbia with the goal of developing a world-class porphyry copper and gold deposit.  The company is also in the process of exploring a diamondiferous bearing kimberlite property, known as the Fry Inlet Diamond Property, located in the Lac de Gras region of Canada's Northwest Territories

For further information, investors are asked to visit the Anglo Swiss Resources Investor Relations Hub at www.agoracom.com/IR/AngloSwiss or email to ASW@agoracom.com.

Please visit the company's website at www.anglo-swiss.com or contact:

Len Danard

President and Chief Executive Officer

Tel:  (604) 683-0484

Fax:  (604) 683-7497

Email: info@anglo-swiss.com

Investor Relations Contacts:

Canada

United States

Jeff Walker or Grant Howard

Tony Schor or Jim Foy

The Howard Group Inc.

Investor Awareness Inc.

Toll Free: 1-888-221-0915

1-847-945-2222

www.howardgroupinc.com

http://www.investorawareness.com

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for the adequacy or accuracy of this release.